NASDAQ: NICM

TSX.V: NIM

FSE: HLIA

NICOLA MINING ANNOUNCES EXTENSION OF AGREEMENT WITHLOWER NICOLA SITE SERVICES LTD. AND COMPLETION OF DRILL EXPLORATION FOR 2026 AT TREASURE MOUNTAIN

VANCOUVER, B.C., October 8, 2026 - Nicola Mining Inc. (NASDAQ: NICM) (TSX.V: NIM) (FSE: HLIA) (the "Company" or "Nicola") is pleased to announce that Lower Nicola Site Services Ltd. ("LNSS") has exercised its option to extend the Rock and Gravel Extraction and Preferential Engagement Agreement (the "Agreement") originally entered into between Nicola and LNSS in March 2022. The parties have confirmed that the Agreement will now remain in effect until March 3, 2033.

LNSS is an indirectly majority-owned company formed through a partnership between the Lower Nicola Indian Band Development Corporation and Infracon Construction Inc. Under the original Agreement, LNSS was granted the exclusive right to extract gravel and rock from the Company's Craigmont Mine Site, located approximately 14 kilometres from Merritt, British Columbia, with Nicola receiving a per-tonne royalty for material extracted.

The Agreement also provides LNSS with preferential engagement for services it provides where those services are competitive. The extension preserves the commercial framework established by the parties and provides a longer-term foundation for continued collaboration at the Craigmont Mine Site.

Nicola is similarity pleased to have completed its first-ever diamond drill program at the MB Zone at the Treasure Mountain Silver Project, marking an important milestone in the systematic evaluation of this previously undrilled target. The 2026 Program comprised four drill holes totaling approximately 800 metres, designed to test at depth the northeast-southwest-trending quartz-sulphide vein system identified through previous surface mapping and geochemical sampling. The Company is now completing detailed geological logging, core sampling and preparation for laboratory multi-element analysis. Visual examination of drill core has identified intervals of intense sulphide mineralization, including pyrite, pyrrhotite and sphalerite; however, the Company emphasizes that visual observations are preliminary and are not a substitute for analytical results. The assay data, once received and interpreted in conjunction with the structural, lithological and surface geochemical datasets, will provide the first subsurface geochemical information from the MB Zone and will be important in refining the geological model and evaluating the scale, continuity and mineralogical character of the mineralized system.

Peter Espig, Chief Executive Officer of Nicola Mining, commented, "The extension of our agreement with LNSS is important not simply because it lengthens a commercial relationship, but because it reflects the durability of a model in which economic participation, responsible site stewardship and regional infrastructure needs can reinforce one another. In resource development, the quality of a partnership is ultimately measured by whether it creates alignment that endures beyond an individual project or market cycle. Our relationship with LNSS has demonstrated that commercial discipline and meaningful Indigenous economic participation are not competing objectives; when structured thoughtfully, they are mutually reinforcing. We are very pleased to extend this relationship and to continue building long-term value for Nicola, LNSS and the communities in which we operate. We are equally excited to receive assays from both our 2026 New Craigmont (copper) and Treasure Mountain (silver), which we will announce when received. The Company expects to provide a summary of the Treasure Mountain 2026 Exploration Program in the near future."

Qualified Person

The scientific and technical disclosures contained in this news release have been reviewed and approved by Will Whitty, P.Geo., Vice President of Exploration for the Company and a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Nicola Mining

Nicola Mining Inc. is a junior mining company listed on the Nasdaq Stock Market, the TSX Venture Exchange and the Frankfurt Stock Exchange. The Company owns a 100% interest in a permitted mill and tailings facility located near Merritt, British Columbia, and has entered into Mining and Milling Profit Share Agreements with high-grade gold projects. Nicola's fully permitted mill can process both gold and silver mill feed using gravity and flotation processes.

The Company owns 100% of the New Craigmont Project, a high-grade copper property covering more than 10,800 hectares along the southern end of the Guichon Batholith and adjacent to Highland Valley Copper, Canada's largest copper mine. The Company also owns 100% of the Treasure Mountain Property, which comprises 30 mineral claims and a mineral lease spanning more than 2,200 hectares.

On behalf of the Board of Directors

"Peter Espig"

Peter Espig

CEO & Director

For additional information, contact: Bill Cawker

Phone: (604) 649-0080

Email: info@nicolamining.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.